

ANGLO AMERICAN



Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk


SEC MAIL PROCESSING
RECEIVED
JAN 19 2005
WASH. D.C. 202 SECTION

10 January, 2005

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of Directors' Interests in Anglo American plc dated 7 January 2005.
- Notification of Directors' Interests in Anglo American plc dated 10 January 2005.
- Application for listing of 3,849 Ordinary Shares of US$0.50 each dated 10 January 2005.
- Notification of Directors' Interests in Anglo American plc dated 10 January 2005.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

PROCESSED
JAN 24 2005
THOMSON FINANCIAL


SEC MAIL PROCESSING
RECEIVED
JAN 1 9 2005
WASH, D.C. 202 SECTION

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,922,004 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
4 January 2005	4,300
5 January 2005	10,500
6 January 2005	55,415
7 January 2005	15,764

The Company was advised of these transactions on 07 January 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
07 January 2005

RNS: 1523H

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,922,004 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
4 January 2005	4,300
5 January 2005	10,500
6 January 2005	55,415
7 January 2005	15,764

The Company was advised of these transactions on 07 January 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
07 January 2005

RNS: 1523H

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,922,004 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
4 January 2005	4,300
5 January 2005	10,500
6 January 2005	55,415
7 January 2005	15,764

The Company was advised of these transactions on 07 January 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
07 January 2005

RNS: 1523H

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,922,004 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
4 January 2005	4,300
5 January 2005	10,500
6 January 2005	55,415
7 January 2005	15,764

The Company was advised of these transactions on 07 January 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
07 January 2005

RNS: 1523H

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 54,922,004 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
4 January 2005	4,300
5 January 2005	10,500
6 January 2005	55,415
7 January 2005	15,764

The Company was advised of these transactions on 07 January 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
07 January 2005


RNS: 2103H
SEC MAIL PROCESSING
RECEIVED
JAN 19 2005
WASH. D.C.
SECTION

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 16,106 ordinary shares were transferred today at a price of £12.25. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 10 January 2005, was as follows:

A J Trahar	20	ordinary shares
A W Lea	20	ordinary shares

N Jordan
Company Secretary
10 January 2005

RNS: 2103H

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 16,106 ordinary shares were transferred today at a price of £12.25. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 10 January 2005, was as follows:

A J Trahar	20	ordinary shares
A W Lea	20	ordinary shares

N Jordan
Company Secretary
10 January 2005

RNS: 2103H

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 16,106 ordinary shares were transferred today at a price of £12.25. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 10 January 2005, was as follows:

A J Trahar	20	ordinary shares
A W Lea	20	ordinary shares

N Jordan
Company Secretary
10 January 2005

RNS: 2103H

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 16,106 ordinary shares were transferred today at a price of £12.25. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 10 January 2005, was as follows:

A J Trahar	20	ordinary shares
A W Lea	20	ordinary shares

N Jordan
Company Secretary
10 January 2005

RNS: 2103H

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 16,106 ordinary shares were transferred today at a price of £12.25. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 10 January 2005, was as follows:

A J Trahar	20	ordinary shares
A W Lea	20	ordinary shares

N Jordan
Company Secretary
10 January 2005

Anglo American plc
(the "Company")


SEC MAIL PROCESSING
RECEIVED
JAN 1 9 2005
WASH, D.C. 202 SECTION

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,849 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 October to 31 December 2004.

Following the admitting of these Shares the Company's issued share capital will be 1,493,843,236 Shares.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

10 January 2005

END.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,849 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 October to 31 December 2004.

Following the admitting of these Shares the Company's issued share capital will be 1,493,843,236 Shares.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

10 January 2005

END.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,849 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 October to 31 December 2004.

Following the admitting of these Shares the Company's issued share capital will be 1,493,843,236 Shares.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

10 January 2005

END.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,849 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 October to 31 December 2004.

Following the admitting of these Shares the Company's issued share capital will be 1,493,843,236 Shares.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

10 January 2005

END.

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,849 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 October to 31 December 2004.

Following the admitting of these Shares the Company's issued share capital will be 1,493,843,236 Shares.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

10 January 2005

END.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


JAN 1 9 2005
WASH. D.C.
SECTION
202

1. Name of company

Anglo American plc

2) Name of director

Sir David Scholey

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

Crest Account LNKAV

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

172 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.03

13) Date of transaction

7 January 2005

14) Date company informed

7 January 2005

15) Total holding following this notification

11,392

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

David Kinnair - 020 7698 8752

25) Name and signature of authorised company official responsible for making this notification.

N Jordan

Date of Notification... 10 January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

R J Margetts

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to a holding of the director's spouse

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

J S Margetts

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

619 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.03

13) Date of transaction

7 January 2005

4) Date company informed

7 January 2005

15) Total holding following this notification

9,259

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

David Kinnair - 020 7698 8752

25) Name and signature of authorised company official responsible

for
making this notification

N Jordan

Date of Notification... 10 January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr Frederik Tshamano Mohau Phaswana

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

922 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.03

13) Date of transaction

7 January 2005

14) Date company informed

7 January 2005

15) Total holding following this notification

9,103

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

David Kinnair - 020 7698 8752

25) Name and signature of authorised company official responsible for
making this notification

N Jordan

Date of Notification...10 January 2005........

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr Goran Lindahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

801 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.03.

13) Date of transaction

7 January 2005

14) Date company informed

7 January 2005

15) Total holding following this notification

11,735

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

David Kinnair - 020 7698 8752

25) Name and signature of authorised company official responsible for making this notification

N Jordan

Date of Notification... 10 January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Dr C E Fay

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

494 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.03.

13) Date of transaction

7 January 2005

14) Date company informed

7 January 2005

15) Total holding following this notification

5,853

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

David Kinnair - 020 7698 8752

25) Name and signature of authorised company official responsible for making this notification

N Jordan

Date of Notification...10 January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir Mark Moody-Stuart

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

841 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.03

13) Date of transaction

7 January 2005

14) Date company informed

7 January 2005

15) Total holding following this notification

19,814

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

David Kinnair - 020 7698 8752

25) Name and signature of authorised company official responsible

for
making this notification

N Jordan

Date of Notification... 10 January 2005...........


SEC MAIL PROCESSING
RECEIVED
JAN 19 2005
WASH. D.C. 202 SECTION

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir David Scholey

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

Crest Account LNKAV

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

172 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.03

13) Date of transaction

7 January 2005

14) Date company informed

7 January 2005

15) Total holding following this notification

11,392

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

David Kinnair - 020 7698 8752

25) Name and signature of authorised company official responsible for making this notification.

N Jordan

Date of Notification... 10 January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

R J Margetts

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to a holding of the director's spouse

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

J S Margetts

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

619 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.03

13) Date of transaction

7 January 2005

4) Date company informed

7 January 2005

15) Total holding following this notification

9,259

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

David Kinnair - 020 7698 8752

25) Name and signature of authorised company official responsible

for
making this notification

N Jordan

Date of Notification... 10 January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr Frederik Tshamano Mohau Phaswana

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

922 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.03

13) Date of transaction

7 January 2005

14) Date company informed

7 January 2005

15) Total holding following this notification

9,103

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

David Kinnair - 020 7698 8752

25) Name and signature of authorised company official responsible for
making this notification

N Jordan

Date of Notification...10 January 2005........

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr Goran Lindahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

801 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.03.

13) Date of transaction

7 January 2005

14) Date company informed

7 January 2005

15) Total holding following this notification

11,735

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

David Kinnair - 020 7698 8752

25) Name and signature of authorised company official responsible for making this notification

N Jordan

Date of Notification... 10 January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Dr C E Fay

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

494 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.03.

13) Date of transaction

7 January 2005

14) Date company informed

7 January 2005

15) Total holding following this notification

5,853

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

David Kinnair - 020 7698 8752

25) Name and signature of authorised company official responsible for making this notification

N Jordan

Date of Notification...10 January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir Mark Moody-Stuart

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

841 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.03

13) Date of transaction

7 January 2005

14) Date company informed

7 January 2005

15) Total holding following this notification

19,814

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

David Kinnair - 020 7698 8752

25) Name and signature of authorised company official responsible

for
making this notification

N Jordan

Date of Notification... 10 January 2005...........


SEC MAIL
RECEIVED
PROCESSING
JAN 19 2005
WASH
SECTION

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir David Scholey

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

Crest Account LNKAV

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

172 ordinary shares

8) Percentage of issued class

\-

9) Number of shares/amount
of stock disposed

\-

10) Percentage of issued class

\-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.03

13) Date of transaction

7 January 2005

14) Date company informed

7 January 2005

15) Total holding following this notification

11,392

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

David Kinnair - 020 7698 8752

25) Name and signature of authorised company official responsible for making this notification.

N Jordan

Date of Notification... 10 January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

R J Margetts

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to a holding of the director's spouse

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

J S Margetts

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

619 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.03

13) Date of transaction

7 January 2005

4) Date company informed

7 January 2005

15) Total holding following this notification

9,259

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

David Kinnair - 020 7698 8752

25) Name and signature of authorised company official responsible

for
making this notification

N Jordan

Date of Notification... 10 January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr Frederik Tshamano Mohau Phaswana

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

922 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.03

13) Date of transaction

7 January 2005

14) Date company informed

7 January 2005

15) Total holding following this notification

9,103

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

David Kinnair - 020 7698 8752

25) Name and signature of authorised company official responsible for
making this notification

N Jordan

Date of Notification...10 January 2005........

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr Goran Lindahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

801 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.03.

13) Date of transaction

7 January 2005

14) Date company informed

7 January 2005

15) Total holding following this notification

11,735

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

David Kinnair - 020 7698 8752

25) Name and signature of authorised company official responsible for making this notification

N Jordan

Date of Notification... 10 January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Dr C E Fay

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

494 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.03.

13) Date of transaction

7 January 2005

14) Date company informed

7 January 2005

15) Total holding following this notification

5,853

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

David Kinnair - 020 7698 8752

25) Name and signature of authorised company official responsible for making this notification

N Jordan

Date of Notification...10 January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir Mark Moody-Stuart

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

841 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.03

13) Date of transaction

7 January 2005

14) Date company informed

7 January 2005

15) Total holding following this notification

19,814

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

David Kinnair - 020 7698 8752

25) Name and signature of authorised company official responsible

for
making this notification

N Jordan

Date of Notification... 10 January 2005...........


SEC MAIL
RECEIVED
PROCESSING
JAN 1 9 2005
WASH. D.C.
SECTION

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir David Scholey

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

Crest Account LNKAV

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

172 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.03

13) Date of transaction

7 January 2005

14) Date company informed

7 January 2005

15) Total holding following this notification

11,392

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

David Kinnair - 020 7698 8752

25) Name and signature of authorised company official responsible for making this notification.

N Jordan

Date of Notification... 10 January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

R J Margetts

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to a holding of the director's spouse

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

J S Margetts

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

619 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.03

13) Date of transaction

7 January 2005

4) Date company informed

7 January 2005

15) Total holding following this notification

9,259

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

David Kinnair - 020 7698 8752

25) Name and signature of authorised company official responsible

for
making this notification

N Jordan

Date of Notification... 10 January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr Frederik Tshamano Mohau Phaswana

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

922 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.03

13) Date of transaction

7 January 2005

14) Date company informed

7 January 2005

15) Total holding following this notification

9,103

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

David Kinnair - 020 7698 8752

25) Name and signature of authorised company official responsible for
making this notification

N Jordan

Date of Notification...10 January 2005........

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr Goran Lindahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

801 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.03.

13) Date of transaction

7 January 2005

14) Date company informed

7 January 2005

15) Total holding following this notification

11,735

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

David Kinnair - 020 7698 8752

25) Name and signature of authorised company official responsible for making this notification

N Jordan

Date of Notification... 10 January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Dr C E Fay

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

494 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.03.

13) Date of transaction

7 January 2005

14) Date company informed

7 January 2005

15) Total holding following this notification

5,853

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

David Kinnair - 020 7698 8752

25) Name and signature of authorised company official responsible for making this notification

N Jordan

Date of Notification...10 January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir Mark Moody-Stuart

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

841 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.03

13) Date of transaction

7 January 2005

14) Date company informed

7 January 2005

15) Total holding following this notification

19,814

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

David Kinnair - 020 7698 8752

25) Name and signature of authorised company official responsible

for
making this notification

N Jordan

Date of Notification... 10 January 2005...........


SEC MAIL PROCESSING
RECEIVED
JAN 19 2005
WASH. D.C.
SECTION

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir David Scholey

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

Crest Account LNKAV

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

172 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.03

13) Date of transaction

7 January 2005

14) Date company informed

7 January 2005

15) Total holding following this notification

11,392

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

David Kinnair - 020 7698 8752

25) Name and signature of authorised company official responsible for making this notification.

N Jordan

Date of Notification... 10 January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

R J Margetts

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to a holding of the director's spouse

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

J S Margetts

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

619 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.03

13) Date of transaction

7 January 2005

4) Date company informed

7 January 2005

15) Total holding following this notification

9,259

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

David Kinnair - 020 7698 8752

25) Name and signature of authorised company official responsible

for
making this notification

N Jordan

Date of Notification... 10 January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr Frederik Tshamano Mohau Phaswana

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

922 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.03

13) Date of transaction

7 January 2005

14) Date company informed

7 January 2005

15) Total holding following this notification

9,103

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

David Kinnair - 020 7698 8752

25) Name and signature of authorised company official responsible
for
making this notification

N Jordan

Date of Notification...10 January 2005........

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr Goran Lindahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

801 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.03.

13) Date of transaction

7 January 2005

14) Date company informed

7 January 2005

15) Total holding following this notification

11,735

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

David Kinnair - 020 7698 8752

25) Name and signature of authorised company official responsible for making this notification

N Jordan

Date of Notification... 10 January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Dr C E Fay

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

494 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.03.

13) Date of transaction

7 January 2005

14) Date company informed

7 January 2005

15) Total holding following this notification

5,853

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

David Kinnair - 020 7698 8752

25) Name and signature of authorised company official responsible for making this notification

N Jordan

Date of Notification...10 January 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir Mark Moody-Stuart

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

841 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of US$0.50 each

12) Price per share

£12.03

13) Date of transaction

7 January 2005

14) Date company informed

7 January 2005

15) Total holding following this notification

19,814

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

David Kinnair - 020 7698 8752

25) Name and signature of authorised company official responsible

for
making this notification

N Jordan

Date of Notification... 10 January 2005...........